Filed Pursuant to Rule 433

Registration No. 333-210983

Issuer Free Writing Prospectus dated February 14, 2017

Relating to Preliminary Prospectus Supplement dated February 14, 2017

APPLE INC.

FINAL PRICING TERM SHEET

4.300% Notes due 2047 (the “Notes”)

Issuer:	Apple Inc.

Principal Amount:	$1,000,000,000

Maturity:	March 3, 2047

Coupon:	4.300%

Price to Public:	100.00% plus interest accrued from March 3, 2017

Interest Payment Dates:	March 3 and September 3, commencing September 3, 2017

Day Count Convention:	30/360

Yield:	4.300%

Optional Redemption:	The Notes are redeemable at the option of the Company, in whole but not in part, on each March 3 on or after 2020. This redemption would be at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

Tax Redemption:	The Notes are redeemable, in whole but not in part, in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount of the notes being redeemed plus any accrued and unpaid interest and additional amounts then payable with respect to the notes to, but not including, the redemption date.

Trade Date:	February 14, 2017

Settlement Date:	March 3, 2017 (T+12 Taiwanese Business Days)

Listing†:	Application will be made to the Taipei Exchange (the “TPEx”). No assurance can be given that such application will be approved, or that the TPEx listing will be maintained.

Ratings:*	Aa1 (stable) by Moody’s Investors Service, Inc. AA+ (stable) by Standard & Poor’s Ratings Services

Common Code/ISIN:	156896667 / XS1568966672

Structuring Agents Fee:	$3,000,000

Manager:	Deutsche Bank AG, Taipei Branch

Structuring Agents:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

ROC Selling Restrictions:	The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to the aforementioned professional institutional investors.

†	TPEx is not responsible for the content of this document and no representation is made by TPEx to the accuracy or completeness of this document. TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this document. Admission to the listing and trading of the Notes on TPEx shall not be taken as an indication of the merits of the Issuer or the Notes.
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the third business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+12 Taiwanese Business Days, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. You may also request a copy of such documents, at no cost, from Deutsche Bank AG, Taipei Branch by calling DB Prospectus Group at 1-800-503-4611 or emailing prospectus.CPDG@db.com.

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